FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6-K dated March 2, 2004.
2.	Letter dated March 2, 2004 to the Vadodara Stock Exchange Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated: March 2, 2004

For ICICI Bank Limited

By:	/s/ Jyotin Mehta

Name: Title:	Jyotin Mehta General Manager & Company Secretary

March 2, 2004

Mr. Pramod Akolkar
Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
VADODARA 390 005

Dear Sir,

Forfeiture of equity shares

We write with reference to our letter dated January 9, 2004 and have to inform you that the Share Transfer & Shareholders’/Investors’ Grievance Committee of Directors of ICICI Bank (duly constituted by and under the authority of the Board of Directors of ICICI Bank) at its Meeting held on March 2, 2004, have forfeited 13,103 equity shares of ICICI Bank as under for non payment of allotment/call money:

  270 equity shares of ICICI Bank issued consequent up on the merger of ITC Classic Finance Limited with ICICI and subsequent merger of ICICI with ICICI Bank; and
  12,833 equity shares of ICICI Bank issued consequent up on the merger of ICICI with ICICI Bank.

Please take necessary actions in this regard.

Yours faithfully,

Jyotin Mehta